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                                     Filed by Be Free, Inc. pursuant to Rule 425
                                     under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                     Subject Company: Be Free, Inc.

                                     Commission File No. 000-27271

The merger agreement for ValueClick, Inc.'s acquisition of Be Free, Inc. was filed by Be Free, Inc. under cover of Form 8-K today and is incorporated by reference into this filing.

           IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

     ValueClick plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and ValueClick and Be Free plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ValueClick, Be Free, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

     ValueClick and Be Free, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from ValueClick's or Be Free's stockholders in connection with the transaction. A list of the names of ValueClick's directors and executive officers and descriptions of their interests in ValueClick is contained in ValueClick's proxy statement dated September 27, 2001, which documents are filed with the SEC. A list of the names of Be Free's directors and executive officers and descriptions of their interests in Be Free is contained in Be Free's proxy statement dated April 9, 2001, and its Annual Report on Form 10-K for the year ended December 31, 2000, which documents are filed with the SEC. Investors and security holders of ValueClick and Be Free may obtain additional information regarding the interests of the foregoing people by reading the Registration Statement and the Joint Proxy Statement/Prospectus when it becomes available.

     In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, ValueClick and Be Free file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by ValueClick and Be Free at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 800-SEC-0330 for further information about the public reference room. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Investors and security holders will be able to obtain free copies of these documents filed with the SEC by ValueClick and Be Free through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus from ValueClick or Be Free by contacting the Investor Relations department at either company.